EXHIBIT 11

STANDARD COMMERCIAL CORPORATION

COMPUTATION OF EARNINGS PER COMMON SHARE

(In thousands, except share information; unaudited)

	Three months ended June 30
	2004	2003
BASIC EARNINGS (LOSS) PER COMMON SHARE
Income (loss) from continuing operations	$(3,806)	$8,884
Loss from discontinued operations	(1,043)	(2,272)

Net income (loss) applicable to common stock	$(4,849)	$6,612

Basic average shares outstanding	13,677,375	13,536,934

From continuing operations	$(0.28)	$0.66
Discontinued operations	(0.07)	(0.17)

Net income (loss)	$(0.35)	$0.49

DILUTED EARNINGS (LOSS) PER COMMON SHARE
Income from continuing operations	$(3,806)	$8,884
Add – after-tax interest expense on 7 1/4% convertible subordinated debentures	—	539

Adjusted income from continuing operations	(3,806)	9,423
Loss from discontinued operations	(1,043)	(2,272)

Net income (loss) applicable to common stock	$(4,849)	$7,151

Basic average shares outstanding	13,677,375	13,536,934
Increase in shares outstanding assuming conversion of 7 1/4 convertible subordinated debentures at November 13, 1991	—	1,533,390
Stock options exercisable	25,636	61,013

Diluted average shares outstanding	13,703,011	15,131,337

From continuing operations	$(0.28)	$0.62
Discontinued operations	(0.07)	(0.15)

Net income (loss)	$(0.35)	$0.47